Filed pursuant to 424(b)(3)

Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 4 DATED AUGUST 21, 2012

TO THE PROSPECTUS DATED APRIL 17, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 17, 2012 (the “Prospectus”), as supplemented by Supplement No. 3, dated July 12, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following subsection supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property—Corporate Line of Credit” on page 87 of the Prospectus.

Corporate Line of Credit

On August 15, 2012, we, through the Operating Partnership, as the Borrower, entered into a $300.0 million senior unsecured revolving credit facility agreement, which we collectively refer to herein as the “Credit Facility,” with a syndicate of seven lenders, which we collectively refer to herein as the “Lenders,” led by Bank of America, N.A., as Administrative Agent, and KeyBank, National Association, as Syndication Agent. The Lenders are Bank of America, N.A.; KeyBank National Association; Wells Fargo Bank, National Association; Regions Bank; JP Morgan Chase Bank, N.A.; US Bank National Association; and RBS Citizens, N.A. The Credit Facility provides the Borrower with the ability from time to time to increase the size of the Credit Facility by an additional $300.0 million up to a total of $600.0 million subject to receipt of lender commitments and other conditions. The maturity date of the Credit Facility is August 15, 2015, and may be extended pursuant to two one-year extension options, subject to the satisfaction of certain financial covenants and other customary conditions. The primary interest rate within the Credit Facility is based on LIBOR, plus a margin ranging from 1.75% to 2.50%, depending on consolidated leverage ratio. Borrowings under the Credit Facility are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments including, but not limited to, industrial properties.

Borrowings under the Credit Facility are guaranteed by us and certain of our subsidiaries. The Credit Facility requires the maintenance of certain financial covenants, including: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered debt yield; (vii) unencumbered asset pool leverage ratio; and (viii) unencumbered property pool criteria.

In addition, the Credit Facility contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or us, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; and (vii) if in default under the Credit Facility, paying certain distributions or certain other payments to affiliates.

The Credit Facility permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

As a result of entering into the Credit Facility, the existing JPMorgan Chase credit agreement was terminated on August 15, 2012.